December  19,  2002

Voluntary  Stock  Option  Exchange  Program
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IMPORTANT  ANNOUNCEMENT-PLEASE  READ  IMMEDIATELY AND TAKE ACTION BEFORE 9:00 PM
PST  on  January  20,  2003.

I am pleased to announce that we will be offering a voluntary stock option exchange program (the "Offer") which, under the terms set forth in the attached documents, allows eligible U.S.-based employees to exchange certain existing stock options for new options to be granted under the existing Lantronix 2000 Stock Plan. The options eligible for replacement must have an exercise price of $3.01 per share or greater.

Due to the complexity of corporate securities laws outside of the U.S., we are able to offer this stock option exchange program only to employees who are based in the U.S. We are working on a different plan that will provide comparable benefits to non-U.S. employees who hold stock options priced above $3.01. We will provide details to non-U.S. affected employees in Fiscal Q3.

Our stock price will always react to internal and external forces. I realize that many of you have put years of hard work into making Lantronix a success, only to see the Company's stock price drop significantly. We put this Offer together to provide you with the opportunity to hopefully, significantly improve your chances of reward for all the hard work you've invested in building
Lantronix. I am pleased to say that I believe the company is well positioned for future success. Each of you deserves to reap the rewards of your labor. It is management's intention that the people who make a difference in our financial results will receive appropriate rewards.

Keep in mind that this Offer is completely voluntary and is intended to provide you with choices concerning your stock options. There are certain rules associated with this program, which are described in detail in the Offer. Although this announcement is not intended to communicate the program contents, I will include a brief description of the salient features of the program.

Lantronix stock options (either vested or unvested) that are exercisable at, or over $3.01 per share and held by eligible employees may be turned in. Eligible options elected for exchange will be canceled upon the expiration of this Offer and we will issue promises to grant new options, conditioned upon the participant's continued employment. In approximately seven months from now (on July 21, 2003, if all goes as planned), you will be granted new options with the strike price at the then current fair market value. The number of shares you receive will be equal to 75% of the number of shares you turned in. Obviously, none of us knows what the stock price will be when the new shares are granted and the stock could well be higher than present market value, or even above the price of the options you now hold. In addition, 50% of the new options will vest six months after the grant date (i.e., on January 21, 2004, if everything happens according to plan) with the remaining 50% vesting ratably over the following 24 months. Please note that if you do not remain an employee on the day we grant the new options, you will not receive any compensation for the options you elected to have cancelled. There are several important rules you need to be aware of, and Vincent Roth will be sending an email shortly to all U.S. employees to tell you where you can locate important documents describing this Plan in more detail.

The program is completely voluntary, however if you wish to participate, you will need to elect to enter the program on or prior to January 20, 2003. Send your completed forms to Vincent Roth or to Michael Oswald in the Lantronix Law Department. You are responsible for making sure that all information submitted is accurate and that you meet the election deadline of January 20, 2003, 9:00 PM PST. If the Offer period is extended, we will notify you of the new expiration date.

In order to fully understand this Plan and make an informed decision, we encourage you to attend one of the following presentations:

Thursday, December 19, 2002, from 3:30 p.m. - 4:30 p.m. PST Friday, December 20, 2002, from 8:30 a.m. - 9:30 a.m. PST

For Irvine employees, the meetings will be held in the E-Net conference room. For remote employees, please join us through a conference call by dialing (877) 314-3187 and entering pass code 394843#.

Linda Duffy will schedule additional meetings in early January to review the Plan information again.

     WE  ARE  MAKING  THIS  OFFER UPON THE TERMS AND CONDITIONS DESCRIBED IN THE
OFFER TO EXCHANGE; THIS LETTER; THE ELECTION FORM; AND THE WITHDRAWAL FORM. PLEASE READ THE OFFER DOCUMENTS CAREFULLY SO THAT YOU WILL UNDERSTAND THE RISKS OF PARTICIPATING BEFORE YOU MAKE ANY DECISIONS REGARDING THE OFFER.


Marc